SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXIX variable Rate Notes in a principal amount of USD 5,122,470,588 due 2024.

The Company informs that on November 23, 2023, will start the payment of the fiveth installment of interests related to the Series XXXIX Notes issued on August 23, 2022.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 23, 2023
Number of service to be paid:	Fiveth installment of interests
Period comprised by the payment:	August 23, 2023/November 23, 2023
Concept of payment:	Interest
Payment Currency:	ARS
Outstanding Capital:	ARS 5,122,470,588
Annual Nominal Interest Rate:	118.4506%
Interest being paid	ARS 1,529,366,951.95

Interests will be paid to the noteholders at whose name the Notes were registered on November 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 15, 2023